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                                                         EXHIBIT 20.6

                      CHATWINS GROUP, INC. PRESS RELEASE

               CHATWINS GROUP ANNOUNCES SALE OF KLEMP DIVISION

FOR INFORMATION CONTACT:                               FOR IMMEDIATE RELEASE

Russell S. Carolus
V.P. & Secretary
300 Weyman Plaza, Suite 340
Pittsburgh, PA 15236
412-885-5501


     Pittsburgh, Pennsylvania, October 1, 1999 - Chatwins Group, Inc., a privately held corporation, today announced that effective October 1, 1999 it has completed the sale of substantially all of the domestic business and assets of its Klemp grating division to Alabama Metal Industries Corporation (AMICO) for approximately $32.1 million in cash and the assumption by AMICO of certain Klemp operating liabilities. The proceeds of the sale were applied against Chatwins Group's debt under its financing and security agreement with Bank of America which remains in place.

     Chatwins Group's sale of its domestic Klemp operations to AMICO completes a significant portion of Chatwins management's plan adopted during the second quarter of 1999 to exit the grating manufacturing business through the disposition of substantially all the business and assets of its Klemp division. The Klemp sale to AMICO does not include Chatwins Group's investments in its grating manufacturing subsidiaries in Mexico and The People's Republic of China. Chatwins Group is continuing to explore separate sales of these investments.

     Chatwins Group and Reunion Industries, Inc. (NASDAQ Small Cap-RUNI; Pacific-RUN) have previously announced their amended merger agreement under which Chatwins Group will merge with and into Reunion Industries, the surviving corporation. Both Chatwins Group and Reunion Industries continue to pursue satisfaction of conditions to the merger, including approval of the amended merger agreement by their stockholders and satisfaction of certain financing conditions. The completion by Chatwins Group of the sale of its domestic operations of its Klemp division satisfies one of the merger conditions. The merger is targeted for completion in the fourth quarter of this year but no earlier than November 4. There can be no assurance as to whether or when all conditions to the merger will be satisfied or when the merger may be completed.
     Chatwins Group, Inc., through its manufacturing divisions, designs, manufactures and markets a broad range of fabricated and machined industrial products in a variety of industries. Chatwins Group files periodic reports in accordance with the Securities Act of 1934, as amended.

     Reunion Industries is a Stamford, CT based corporation currently engaged in manufacturing high volume precision plastic products and providing engineered plastic services in New York, North Carolina, Indiana and Ireland. Reunion Industries also has wine grape agricultural operations in Napa County, California.

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     This press release contains forward-looking statements within the "safe harbor" provision of the Private Securities Litigation Reform Act of 1995 with respect to, among other things, the proposed Reunion-Chatwins merger. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from the results contemplated by those forward-looking statements. Those risks and uncertainties include domestic and international economic conditions, the availability of financing on reasonable terms and other factors outside of the control of Chatwins Group. All forward-looking statements are qualified by these risks and uncertainties.


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